Exhibit 4(g)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY • {P. O. BOX 10648 • BIRMINGHAM, ALABAMA
35202-0648}

BENEFIT BASED FEE ENDORSEMENT

FOR

VARIABLE ANNUITY DEATH BENEFIT RIDERS

We are adding the following provisions to the Variable Annuity Death Benefit Rider attached to your Contract:

Benefit Cost - The cost for the death benefit is equal, on an annualized basis, to { 0.10% } of the average death benefit value on the Valuation Days described in the next paragraph.

Monthly Fee - Once each month while the Variable Annuity Death Benefit Rider is in force, we will calculate the fee for the death benefit and deduct that amount from the Contract Value. The monthly fee is calculated as of the end of the Valuation Period that includes the same day of the month as the Effective Date, or the last Valuation Period of the month if that date does not occur during the month for which the fee is being calculated. The fee is deducted from the Contract Value as of the next Valuation Period.

Calculating the Monthly Fee - We calculate the monthly fee using the formula below:

Monthly Fee  =  [ 1 – ( 1 – { 0.10% } )1/12] x  DBV , where

DBV  =  is the value of the death benefit as of the calculation date.

Deducting the Monthly Fee - We will deduct the monthly fee as of the Valuation Period immediately following the Valuation Period for which it was calculated. The monthly fee will be deducted pro rata from the Allocation Options in the same proportion that the value of the Allocation Option bears to the total Contract Value. We will not assess any applicable surrender charge on these deductions and the deductions will not reduce any penalty free surrender amount available under the Contract.

Signed for the Company and made a part of the Contract as of the Effective Date.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

{ Secretary }